1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax
ADAM T. TEUFEL Partner adam.teufel@dechert.com +1 202 261 3646 Direct +1 202 261 3164 Fax

September 22, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Anu Dubey and Mr. Kenneth Ellington

Re: PIMCO Funds (the “Registrant”)

File No. 333-289902

Ladies and Gentlemen:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments to the Registrant’s Information Statement/Prospectus on Form N-14 filed as of August 28, 2025 (“Information Statement/Prospectus”) with respect to the proposed reorganization of (1) PIMCO California Municipal Intermediate Value Fund with and into PIMCO California Intermediate Municipal Bond Fund, each a series of the Registrant and (2) PIMCO National Municipal Intermediate Value Fund with and into PIMCO National Intermediate Municipal Bond Fund, each a series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in the Information Statement/Prospectus.

Accounting Comments

Comment 1: Please confirm the fees presented in the Annual Fund Operating Expenses tables represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant so confirms.

Comment 2: Please confirm that there have been no material changes to the Funds’ balance sheets that should be reflected in the capitalization tables.

Response: The Registrant will include updated information for the “Capitalization of the Funds” section, such that the information provided will be as of August 29, 2025.

Anu Dubey and Kenneth Ellington September 22, 2025 Page 2

Comment 3: Please confirm that any potential recoupment of previously waived expenses by the Acquired Funds is appropriately reflected in the pro forma column of each Annual Fund Operating Expenses table.

Response: Confirmed. The Registrant also respectfully notes that it is disclosed in the Information Statement/Prospectus that “PIMCO may not recoup from an Acquiring Fund any expenses previously waived and/or reimbursed for the applicable Acquired Fund.”

Comment 4: Please confirm in correspondence that no disclosure is required by Rule 6-11(d)(1)(iii) under Regulation S-X.

Response: The Registrant so confirms. In connection with comment 5, the Registrant will also add the following disclosure: “There are no material differences in the accounting policies of the Acquiring Funds and the Acquired Funds.”

Comment 5: Please consider stating that the Reorganizations will not result in a change in accounting policies. For example, you may include, “There are no material differences in the accounting policies of the Acquiring Funds and the Acquired Funds.”

Response: Comment accepted, please refer to Registrant’s response to comment 4.

Comment 6: Where approximate capital loss carryforwards are disclosed, please disclose that the Acquiring Funds will have the ability to carry forward losses indefinitely (i.e., that the losses do not expire).

Response: Comment accepted, the Registrant will add the requested disclosure.

Legal Comments

Comment 7: Under “Are the Acquired Funds and Acquiring Funds managed by the same investment adviser and portfolio managers?”, please disclose the individuals that are expected to be the portfolio managers of the Surviving Funds after the Reorganizations.

Response: The Registrant will revise the disclosure as follows (new text underlined): “Each Fund is advised by PIMCO. David Hammer, Brian Hannibal, and Peter Gunther serve as the portfolio managers of the Acquired Funds. David Hammer and Kyle Christine serve as portfolio managers of the Acquiring Funds and will serve as portfolio managers of the Surviving Funds following the Reorganizations.”

Anu Dubey and Kenneth Ellington September 22, 2025 Page 3

Comment 8: Under “Board Considerations”, please disclose whether or not the Board considered that the Supervisory and Administrative fee charged to each Acquiring Fund is higher than that charged to each Acquired Fund, as disclosed on page 34 of the Information Statement/Prospectus. If this was not considered, please disclose why it was not considered.

Response: The Registrant will revise the disclosure as follows (new text underlined): “that when the Reorganization closes, although the supervisory and administrative fee charged to the Acquiring Fund is higher than the supervisory and administrative fee charged to the Acquired Fund, the contractual advisory fee and total annual fund operating expenses paid by the Acquiring Fund will be lower than the contractual advisory fee and total annual fund operating expenses paid by the Acquired Fund.”

Comment 9: If accurate, please disclose somewhere in the Information Statement/Prospectus that there are no material differences between the advisory contracts for each Acquired Fund and the corresponding Acquiring Fund except for the identities of the parties to the contract in accordance with Rule 17a-8(a)(3)(ii).

Response: The Registrant will add the following disclosure: “There are no material differences between the investment advisory contracts for each Acquired Fund and the corresponding Acquiring Fund except for the identities of the parties to the contract. The advisory fee rate for each Acquiring Fund is lower as compared to the advisory fee rate for the corresponding Acquired Fund.”

Comment 10: Under “Comparison of Fees and Expenses”, please confirm in correspondence that each Acquiring Fund is not authorized, without shareholder approval, to charge Acquired Fund shareholders who receive Acquiring Fund Institutional Class shares as part of the Reorganizations a 12b-1 fee in accordance with Rule 17a-8(a)(3)(iv). For example, confirm that such shareholders cannot be subsequently converted into a share class of the applicable Acquiring Fund that charges a 12b-1 fee.

Response: Rule 17a-8(a)(3)(iv) requires “Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with [Rule 12b-1] are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan.” Institutional Class shares of each Acquiring Fund, which are the only classes of shares being offered through the Reorganizations, and Institutional Class shares of each Acquired Fund are not subject to a Rule 12b-1 plan and thus do not pay Rule 12b-1 fees. Therefore, the Registrant believes the Reorganizations satisfy Rule 17a-8(a)(3)(iv).

Anu Dubey and Kenneth Ellington September 22, 2025 Page 4

Although the Acquiring Funds offer other share classes subject to a Rule 12b-1 plan, the Acquiring Funds’ current share class eligibility criteria does not contemplate the involuntary conversion of Institutional Class shareholders into such other classes, nor is there any expectation that such criteria will change before or after the Reorganizations are completed.

Comment 11: In the Annual Fund Operating Expenses table for the California Reorganization, please round the 0.445% figures to two decimal places pursuant to Form N-1A, Instruction 1(a) to Item 3 and Form N-14, Item 3(a).

Response: The Registrant believes that showing the numbers to three decimal places is useful to illustrate expected cost savings for California Acquired Fund shareholders as a result of the California Reorganization and most accurately reflects the unified fee of the California Acquiring Fund and the California Surviving Fund.

Comment 12: Under “Comparison of Principal Investment Strategies”, for each Reorganization, please highlight the differences between the principal investment strategies for the Acquired Fund and the Acquiring Fund in the introductory narrative rather than just including an example of the differences. See Form N-14, Item 3(b).

Response: The Registrant will revise each introductory narrative as follows (new language underlined; deleted language struck through):

“The principal investment strategies of the California Acquiring Fund and California Acquired Fund are similar in that they are both intermediate municipal bond funds with a focus on providing income exempt from federal income tax and California income tax, but they differ in certain ways. ~~For example~~ As further detailed in the table below, the California Acquiring Fund maintains the ability to invest up to 10% of its total assets in high yield securities and may invest in derivative instruments, purchase or sell securities on a when-issued, delayed delivery or forward commitment basis, engage in short sales and may also invest in securities issued by entities, such as trusts, whose underlying assets are municipal bonds, including, without limitation, residual interest bonds. The California Acquiring Fund may also invest up to 10% of its total assets in preferred securities. Additionally, while the California Acquired Fund may invest in securities of any duration, the California Acquiring Fund’s average portfolio duration normally varies within (negative) 2 years to positive 4 years of the portfolio duration of the securities comprising the California Acquiring Fund’s supplemental index. The California Acquiring Fund may also invest 25% or more of its total assets in municipal bonds that finance education, health care, housing, transportation, utilities and other similar projects, and 25% or more of its assets in industrial development bonds.”

***

Anu Dubey and Kenneth Ellington September 22, 2025 Page 5

“The principal investment strategies of the National Acquiring Fund and National Acquired Fund are similar in that they are both intermediate municipal bond funds with a national strategy, but they differ in certain ways. ~~For example~~ As further detailed in the table below, the National Acquiring Fund maintains the ability to invest up to 10% of its total assets in high yield securities and may invest in derivative instruments, purchase or sell securities on a when-issued, delayed delivery or forward commitment basis, engage in short sales and may also invest in securities issued by entities, such as trusts, whose underlying assets are municipal bonds, including, without limitation, residual interest bonds. The National Acquiring Fund may also invest up to 10% of its total assets in preferred securities. Additionally, while the National Acquired Fund may invest in securities of any duration, the National Acquiring Fund’s average portfolio duration normally varies within (negative) 2 years to positive 4 years of the portfolio duration of the securities comprising the National Acquiring Fund’s supplemental index. The National Acquiring Fund may also invest more than 25% of its total assets in bonds of issuers in California and New York, 25% or more of its total assets in municipal bonds that finance education, health care, housing, transportation, utilities and other similar projects, and 25% or more of its assets in industrial development bonds.”

Comment 13: Under “Supervisory and Administrative Fees”, please disclose why the supervisory and administrative fee borne by Acquired Fund shareholders will increase following the Reorganizations, but total annual fund operating expenses will decrease for Acquired Fund shareholders following the Reorganizations.

Response: The Registrant will add the following disclosure: “Although the supervisory and administrative fee borne by Acquired Fund shareholders will increase following the Reorganizations, total annual fund operating expenses borne by Acquired Fund shareholders will decrease following the Reorganizations because the contractual advisory fee paid by each Acquiring Fund is lower than the contractual advisory fee paid by the applicable Acquired Fund.”

*      *      *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy A. Bekkers, Pacific Investment Management Company LLC

Anu Dubey and Kenneth Ellington September 22, 2025 Page 6

M. Shin, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP